Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30	Year Ended December 31	Year Ended December 31
			Actual
	2011	2010	2009	2008	2007	2006
Earnings
Pretax Income	202.073	420.698	359.660	391.828	353.250	233.734
Less Income from Equity Investees	—	(0.969)	(0.893)	(1.468)	(0.598)	0.000
Plus Amortization of Capitalized Interest	0.000	0.000	0.000	0.000	0.000	0.000
Plus Distributed Income from Equity Investees	0.000	0.000	0.000	0.000	0.000	0.000
Plus Pre-tax loss from equity investees	0.579	0.000	0.000	0.000	0.000	0.144
Plus Fixed Charges	47.548	53.686	45.317	21.626	2.147	2.684

Total Earnings	250.200	473.415	404.084	411.986	354.799	236.562

Fixed Charges
Interest Expense	44.648	47.956	41.247	18.726	0.117	1.384
Interest Component of Rental Expense	2.900	5.730	4.070	2.900	2.030	1.300

Total Fixed Charges	47.548	53.686	45.317	21.626	2.147	2.684

Ratio of Earnings to Fixed Charges	5.3	8.8	8.9	19.1	165.3	88.1